October ___, 1996



Ventritex, Inc.
701 E. Evelyn Avenue
Sunnyvale, CA  94086

Dear Sirs:

                  Reference is made to the provisions of the Agreement and Plan of Merger, dated as of October 23, 1996 (together with any amendments thereto, the "Merger Agreement"), among VENTRITEX, INC., a Delaware corporation (the "Company"); ST. JUDE MEDICAL, INC., a Minnesota corporation ("Parent"); and PACESETTER, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Acquisition"), pursuant to which the Company will be merged with and into Acquisition, with Acquisition continuing as the surviving corporation (the "Merger"). This letter constitutes the undertakings of the undersigned contemplated by the Merger Agreement.

                  I hereby represent, warrant, and covenant to the Company that:

                  (a) I will not (i) sell, pledge, transfer or otherwise dispose of any shares of common stock, par value $.001 per share, of the Company ("Company Shares") prior to the Effective Time (as defined in the Merger Agreement) or (ii) sell or otherwise reduce my risk (within the meaning of the Securities and Exchange Commission's Financial Reporting Release No. 1., "Codification of Financial Reporting Policies," Section 201.01 47 F.R. 21028 (April 15, 1982) relative to any shares of common stock, par value $.10 per share, of the Parent ("Parent Shares") until after such time as consolidated financial results (including combined sales and net income) covering at least 30 days of post-merger combined operations of Parent and the Company have been published by Parent, except as permitted by Staff Accounting Bulletin No. 76 issued by the Securities and Exchange Commission; and

                  (b) I have not knowingly taken and will not knowingly take or agree to take any action that would prevent the Merger from qualifying, or being accounted for, as a pooling-of-interests.

                  I agree that, from time to time, at the Company's reasonable request and without further consideration, I shall execute and deliver such additional documents and shall use my reasonable best efforts to take all such further lawful action as may be reasonably necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement.

                  The term Parent Shares as used in this letter shall mean and include not only the common stock of Parent as presently constituted, but also any other stock which may be issued in exchange for, in lieu of, or in addition to, all or any part of such Parent Shares.

                  I hereby acknowledge that the Company and its independent public accountants will be relying upon this letter in connection with the determination that the Merger will qualify or be accounted for as a pooling-of-interests, and that I understand the requirements of this letter and the limitations imposed upon the transfer, sale, or other disposition of the Parent Shares.

                                      Very truly yours,




cc:      General Counsel
         St. Jude Medical, Inc.